

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

February 23, 2009

By Facsimile (360) 666-6483 and U.S. Mail

Mr. Steve Nieman
15204 NE 181st Loop
Brush Prairie, WA 98606

Re: Alaska Air Group, Inc.
Preliminary Proxy Statement on Schedule 14A, as amended
Filed on February 11 and 18, 2009 by Richard D. Foley, Stephen Nieman, Terry K.
Dayton, William B. Davidge and Arek Fressadi
File No. 001-08957

Dear Mr. Nieman:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some of our comments, we may ask you to provide us with supplemental information so we may better understand the disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

General

1.   We note that you have posted your proxy materials on www.votepal.com. Please confirm that you will also provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16.We note that you intend to mail these proxy materials to a "limited number of

shareholders." While as a non-issuer, you are permitted to solicit only select shareholders, you must still comply with the notice requirement in revised Rule 14a-16. However, a separate notice will not be required as long as you incorporate all of the required information into the proxy statement and proxy card. See Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

2. Soliciting materials used prior to the furnishing of definitive proxy materials must be filed no later than the date the materials are first sent or given to shareholders. Refer to Rule 14a-12(b). You have not filed all of the additional soliciting materials that appear on your website, www.votepal.com, or the linked websites. For example, we note your postings of correspondence from shareholder proposal proponents and Alaska Air Group in connection with various shareholder proposals for the 2009 annual meeting as well as the "white paper" dated November 5, 2005. Since it appears the materials are posted under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy, they must be filed as additional definitive materials. Please be advised that filing your delinquent additional soliciting materials will not cure the apparent violation of Rule 14a-12. Furthermore, the websites you maintain should contain legends identifying the participants and encouraging security holders to read the proxy statement. In addition, any future written soliciting material, including any emails, postings to your website and scripts to be used in soliciting proxies over the telephone, should comply fully with the disclosure and filing requirements of Rule 14a-12.

3. Please advise (if you know) how many directors will be up for election at the annual meeting. If more directors slots are open than the number of candidates you are nominating, revise to prominently disclose that shareholders who grant you a proxy will be disenfranchised with respect to the other slots for which you have not named a nominee.

4. See our last comment. Note that the mechanism provided in Rule 14a-4(d) allowing you to permit shareholders to effectively vote for company nominees on your proxy card is available only if your nominees (if elected) will constitute a minority of the board of directors. If that Rule is not available, Rule 14a-4(d)(1) bars you from asking for proxy authority to "vote for the election of any person to any office for which a bona fide nominee is not named in [your] proxy statement." Please revise or advise.

5. Throughout the proxy statement, you describe certain matters to be voted upon (such as your shareholder proposals) and then conclude each section with the following advisory: "For further information, see www.votepal.com." Note that all information about the solicitation required by Schedule 14A and the proxy rules must be included in the proxy statement. Moreover, referring shareholders to a Web site which contains much information not relevant to the solicitation without a more specific reference is not

helpful to direct them to the specific information relevant to the applicable proposal or other matter to be voted upon.

6.   Refer to your reference to "SEC-Qualified Candidates" on page 7 of your proxy statement. Please immediately delete the reference to "SEC-Qualified," since as you know we do not sanction or otherwise approve any candidates for the board of directors of any company.

7.   Please disclose the information required by Item 8 of Schedule 14A. If it is your intent to rely on Rule 14a-5(c) with respect to some of this information, please assure you provide in your disclosure a clear reference to the particular document containing such information. In addition, please note that we believe that reliance upon Rule 14a-5(c) before Alaska Air Group distributes the information to security holders would be inappropriate. Alternatively, if the filing persons determine to disseminate their proxy statement prior to the distribution of the Alaska Air Group's proxy statement, they must undertake to provide the omitted information to security holders. Please advise as to their intent in this regard.

8.   We note blanks throughout the proxy statement. Please allow sufficient time between completion of such blanks and the filing of a definitive proxy statement for staff review and comment.

9.   On the first page, state the approximate date on which the proxy statement and proxy card are first being provided to shareholders. See Item 1(b) of Schedule 14A.

10.   We note your disclosure in the second paragraph on page 13 regarding the potential adjudication by courts as to the binding nature of certain of your proposals. Please explain what you will do if the Alaska Air Group board does not act on the proposals if they pass, as we understand they have failed to do in the past.

11.   Provide supplemental support for the factual assertions you make in the proxy statement. For example, in the Supporting Statement on page 14, you state that Alaska Air Group has "under performed its peers over one-year, three-year and five-year periods." Also, revise the proxy statement to identify the relevant peer companies.

Form of Proxy Card

12.   Revise the form of proxy to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

13.   You list Proposals 1 and 3-5, but have not included a Proposal 2 on the card or in the proxy statement. Please revise or advise.

Closing Comments

Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to the disclosure, he or she is responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions